                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                Amendment No. 2*

                             SYPRIS SOLUTIONS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   871655 106
                                 (CUSIP Number)

                                 Jeffrey T. Gill
                             455 South Fourth Street
                           Louisville, Kentucky 40202
                                 (502) 585-5544
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 28, 1998
             (Date of Event Which Requires Filing of This Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box. /__/


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     CUSIP NO. - 871655 10 6

(1)      Names of Reporting Persons. . . . . . Virginia G. Gill

         S.S. or I.R.S. Nos. of
         Above Persons (entities only) . . . .

(2)      Check the Appropriate Box
         if a Member of a Group
         (See Instructions). . . . . . . . . . (a)
                                               (b)

(3)      SEC Use Only. . . . . . . . . . . . .

(4)      Source of Funds (See Instructions). .  Not applicable

(5)      Check if Disclosure
         of Legal Proceedings is
         Required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or Place
         of Organization. . . . . . . . . . . . U.S.

Number of Shares Beneficially
Owned by Each Reporting Person
With:

         (7)      Sole Voting Power. . . . . . . . . . . . 0
         (8)      Shared Voting Power. . . . . . . 3,275,666 <F1>
         (9)      Sole Dispositive Power . . . . . . . . . 0
         (10)     Shared Dispositive Power . . . . 3,275,666 <F1>

(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person . . . .3,275,666 <F1>

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions). . . . . . .

(13)     Percent of Class Represented
         by Amount in Row (11)  . . . . . . . .  34.6%

(14)     Type of Reporting Person  . . . . . . .  IN


         <F1>  See response to Item 5.

          THIS AMENDMENT NO. 2 to the Schedule 13D dated April 9, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D dated January 15, 1999 (the "Amendment No. 1"), which were filed with the Securities and Exchange Commission by the Reporting Person and relate to the shares of common stock $.01 par value, of Sypris Solutions, Inc., a Delaware corporation (the "Issuer"), hereby amends Item 5 of the Amendment No. 1 and the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meanings as set forth in the Schedule 13D, as heretofore amended.

         Item 5.           Interest in Securities of the Issuer.

                  (a)      Aggregate Amount
                           Beneficially Owned by
                           Each Reporting Person          3,275,666 (34.6%)<F1>

                  (b)      Sole Voting Power                      0
                           Shared Voting Power            3,275,666 <F1>
                           Sole Dispositive Power                 0
                           Shared Dispositive Power       3,275,666 <F1>

<F1>     Includes  500  shares of the  Issuer  owned by the  Reporting  Person's husband as to which the Reporting Person shares voting and dispositive power, and 500 shares of the Issuer owned by the Reporting Person as to which the Reporting Person's husband shares voting and dispositive power. Also includes 3,274,666 shares of the common stock of the Issuer owned by GFP, Ltd., a Kentucky limited partnership, of which the Reporting Person is a limited partner holding a 48.84082% ownership interest and of which the Reporting Person's husband is a limited partner holding a 47.94235% ownership interest. On the basis of certain provisions of the limited partnership agreement of GFP, Ltd. (the "Partnership Agreement"), the Reporting Person may be deemed to share voting and dispositive power over the shares held of record by GFP, Ltd. with her husband, Robert E. Gill, and with Jeffrey T. Gill and R. Scott Gill, each of whom is a director, executive officer and 50% shareholder of Gill Family Capital Management, Inc. (formerly Jeffscottco, Inc.), a Kentucky corporation which is the general partner of GFP, Ltd. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims beneficial ownership of the shares held of record by GFP, Ltd.

          As described in Note 1, above, the Reporting Person shares, or may be deemed to share, the power to vote or direct the disposition of such shares with the following persons whose business or residence addresses and principal occupations are as follows: (a) Robert E. Gill, 253 Canton Avenue East, Winter Park, Florida 32789, Chairman of the Board of Sypris Solutions, Inc. (the "Issuer"), 455 South Fourth Street, Louisville, Kentucky 40202, a provider of specialized industrial products and technical services;

(b) Jeffrey T. Gill, 455 South Fourth Street, Louisville, Kentucky 40202, President and Chief Executive Officer of the Issuer; and (c) R. Scott Gill, Project Manager, IA Chicago, P.C., 205 West Wacker Drive, Suite 1500, Chicago, Illinois, 60606, an architectural design firm. All of such persons are citizens of the United States, and none of such persons have been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

          (c) Except for [a] the transfer on December 28, 1998 by the Reporting Person of 1,652,334 shares of the Issuer, valued at $11,566,338, to GFP, Ltd. (together with a 5% interest in GFP Partners - I, Ltd.), in exchange for a 49.96943% limited partner ship interest in GFP, Ltd.; [b] the transfer on December 28, 1998 by the Reporting Person's spouse of 1,622,332 shares of the Issuer, valued at $11,356,324, to GFP, Ltd. (together with a 5% interest in GFP Partners - I, Ltd.), in exchange for a 49.07083% limited partnership interest in GFP, Ltd.; and [c] gifts in December 1998 and January 1999 by the Reporting
Person of a total of 1.12861% limited partnership interest in GFP, Ltd. and gifts by the Reporting Person's spouse in December 1998 and January 1999 of a total of 1.12848% limited partnership interest in GFP, Ltd. pursuant to the Partnership Agreement, Virginia G. Gill has not effected transactions in the Issuer's common stock during the past sixty days.

          (d)      Not applicable.

          (e)      Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               /S/ VIRGINIA G. GILL
                                               Virginia G. Gill

                                               Date:  June 9, 1999